08002990

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2008 JUN -2 P 4:15

SUPPL

Date May 29, 2008
Contact Martina C. Erni

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Martina Erni

Corporate Communications

PROCESSED
JUN 05 2008
THOMSON REUTERS

Enclosure

- **Repayment of Saurer Bond authorized**

dw 6/4

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Repayment of Saurer Bond authorized

Pfäffikon SZ, May 29, 2008 – The Oerlikon Group, on behalf of its wholly-owned subsidiary Saurer AG, Arbon, announces that the Thurgau Cantonal Superior Court has authorized the resolution taken at the bondholders' meeting on December 10, 2007 relating to the early redemption of the CHF 200,000,000 3.50% bond 2006-2013 issued by Saurer AG. This authorization decision became final (res judicata) on May 20, 2008. Further to this decision, the bond will now be redeemed on June 10, 2008 at the early redemption price of 100.125%, plus cumulative interest charges at 3.5% p.a. (less applicable Swiss withholding tax at 35%). The last trading day for this bond on the SWX Swiss Exchange will be June 5th, 2008.This therefore finalizes the takeover by Saurer, as announced in the previous year, including with respect to financing arrangements.

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the most successful high-tech industrial companies, with a focus on mechanical engineering and plant manufacture. The company focuses on industry solutions and cutting-edge technologies, and operates in six segments: textile machinery and plant manufacture, thin-film solar, thin-film coating, transmission, precision and vacuum technology. As a company with Swiss roots and a century of tradition, Oerlikon employs over 19,000 people at 170 locations in 35 countries, making it a global player. In 2007, it achieved annual sales of CHF 5.6 billion. The company occupies first or second position in all its respective markets and, in 2007, invested almost 5 percent of its sales in research and development (CHF 274 millions spent on R&D).

RECEIVED
2008 JUN -2 P 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date May 29, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Martina Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Media release

RECEIVED

2008 JUN -2 P 9:16

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, May 19, 2008 – According to information provided by Renova Industries Ltd., Nassau, Bahamas, and Victory Industriebeteiligung AG, Vienna, on May 15 and 16, 2008, these two companies are acting in concert pursuant to article 15 and 17 SESTO-SFBC.

Identity of the individual group members:

- Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas
- Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria

Beneficial Owners:

- Renova Industries Ltd. is a 86 % controlled subsidiary of Renova Holding Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas. The 100 % shareholder of Renova Holding Ltd. is TZ Columbus Services Ltd., Pasea Estate, Road Town, Tortola, British Virgin Island, as trustee of the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Mr. Viktor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, CH-8044 Zurich, Switzerland.
- Victory Industriebeteiligung AG is a subsidiary of RPR Privatstiftung, Seilerstätte 18-20, 1010 Wien, Österreich, and Millennium Privatstiftung, Praterstrasse 62-64, A-1020 Vienna, Austria.

Date of the acquisition or sale or understanding which resulted in holdings reaching, exceeding or falling below the threshold: May 9, 2008

Date of transfer of equity securities: on or before May 23, 2008

Type of understanding:

Victory Industriebeteiligung AG ("Victory") and Renova Industries Ltd. ("Renova") agreed:

(a) to settle their dispute regarding the call option of Renova against Victory for 1 073 941 OC Oerlikon shares (representing 7.59 % of the voting rights in OC Oerlikon);

(b) the sale by Victory of 926 059 Oerlikon shares (representing 6.55 % of the voting rights in OC Oerlikon) to Renova; and

(c) to coordinate their voting at the 13 May 2008 ordinary general assembly of OC Oerlikon and that Renova votes, subject to certain conditions, at future general assemblies for a Victory designated Board member.

Person responsible for representing all group members:

- Mr. Vladimir Kuznetsov, Zurich
- Mr. Ronny Pecik, Vienna

Purchase positions:

Percentage of voting rights held by all members together: 72.43 %

- 7 259 230 registered shares (51.33 %)
- 481 726 680 long call options with 2 966 967 (20.98 %) voting rights conferred *)
- 1 680 written short put options with 16 800 (0.12 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares (entire shareholding): 13.01 %

- 1 534 045 written short call options with 1 840 450 (13.01 %) voting rights conferred:
  Renova: 1 500 000 short call options with 1 500 000 (10.60 %) voting rights conferred (issuer: Renova Industries Ltd.; underlying: registered shares in OC Oerlikon; ratio: 1:1; exercise price: CHF 500; exercise period: until June 20, 2008; exercise type: physical, European)
  Victory: 34 045 short call options with 340 450 (2.41 %) voting rights conferred *)

---

*) Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

Contact persons responsible:

- for Renova Industries Ltd.:
  Mr. David Kalberer, CH-8832 Wilen, Switzerland
  Tel.: +41 43 210 95 43
  Fax: +41 43 210 95 39
  E-Mail: david.kalberer@renova-group.ch

- for Victory Industriebeteiligung AG:
  Mr. Matthias Kuster, P.O. Box, CH-8022 Zurich, Switzerland
  Tel.: +41 44 211 10 12
  Fax: +41 44 211 10 13

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END